UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

A.S.V., INC.

(Name of Subject Company (Issuer))

TEREX MINNESOTA, INC.

(Offeror)

TEREX CORPORATION

(a direct Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

001963107

(CUSIP Number of Class of Securities)

Eric I Cohen, Esq.

Senior Vice President, Secretary and General Counsel

Terex Corporation

200 Nyala Farm Road

Westport, CT 06880

with a copy to:

Peter S. Golden, Esq.

Fried, Frank, Harris, Shriver & Jacobson

One New York Plaza

New York, NY 10004

(212) 859-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$519,639,390	$20,421.83

*

Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000393. The transaction value was determined by multiplying the purchase price of $18.00 per share by 28,868,855 shares of common stock, par value $0.01 per share, of A.S.V. Inc. (based upon the representation by A.S.V., Inc. in the Merger Agreement (as defined herein) that 26,733,552 shares and options to acquire an aggregate of 2,135,303 shares were outstanding as of January 7, 2008).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,421.83	Filing Party:	Terex Minnesota, Inc./Terex Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 28, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
☐	Check the appropriate boxes below to designate any transactions to which the statement relates.
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on January 28, 2008, by Terex Minnesota, Inc. (the “Purchaser”), a wholly owned subsidiary of Terex Corporation (“Terex”), as previously amended. The Schedule TO relates to a tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of A.S.V., Inc., a Minnesota corporation (the “Company”), at a price of $18.00 per Share, net to the sellers in cash, without interest. The terms and conditions of the offer are described in the Offer to Purchase, dated January 28, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

This Amendment is being filed by the Purchaser and Terex and also constitutes an amendment to the Schedule 13D initially filed by the Purchaser and Terex on January 18, 2008, as amended by the Schedule TO.

.
ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended by adding the following text thereto:

“The Offer expired at midnight, New York City time, Monday, February 25, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, a total of 27,133,130 shares of ASV, including 3,074,315 shares tendered under guaranteed delivery procedures, had been tendered and not withdrawn, representing approximately 98% of the outstanding Shares. All Shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer. On February 26, 2008, Terex issued a press release announcing the results of the initial period of the Offer. The full text of the press release issued by Terex is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.”

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit: “(a)(11) Press Release dated February 26, 2008”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 26, 2008 that the information set forth in this statement is true, complete and correct.

TEREX MINNESOTA, INC.
By:	/s/ Phillip C. Widman
Name: Phillip C. Widman Title: Vice President - Finance
TEREX CORPORATION
By:	/s/ Phillip C. Widman
Name: Phillip C. Widman Title: Senior Vice President and Chief Financial Officer